                            FILED BY:  AMERICAN CENTURY WORLD MUTUAL FUNDS, INC.
                                                  PURSUANT TO RULE 425 UNDER THE
                                              SECURITIES ACT OF 1933, AS AMENDED

                     SUBJECT COMPANY:  AMERICAN CENTURY WORLD MUTUAL FUNDS, INC.
                                       SEC REGISTRATION STATEMENT NO. 333-140910

American Century® Announces Important
2007 Product Initiative

March 5, 2007

To:  Home Office Business Partners

As  part  of  American   Century   Investments'   commitment  to  the  financial
professional  business,  we plan to make  several  enhancements  to our  product line-up  in 2007.  Our goal is to align our  products  to best meet your  firm's needs and the needs of your clients.

Highlights include:

o    Expand our Advisor Funds line-up -

     o    Adding 12 new strategies  with the full  complement of pricing options will provide our clients with 39 funds across the investment spectrum.

o    Simplify our share class structure -

     o    By  aligning  our  fund  line-up  through  adding  share  classes  and eliminating select share classes and funds,  clients will enjoy a more streamlined  approach  to utilize  our funds  across  various  product platforms.

     o    Reconfiguring  our advisor class fee structure will make it consistent with industry practices, eliminating any potential client confusion.

Many of these  changes  will require  approval by a  shareholder  vote.  If your clients are invested in any of the affected funds or classes,  they will receive a proxy statement in the mail from American Century Investments after the record date of April 13, 2007.  In addition,  all  eligible  shareholders  will receive proxy  statements  to elect  directors/trustees  that govern our Kansas City and
Mountain  View  funds,  so some of  your  clients  may  receive  multiple  proxy statements.

Every  vote is  important,  no matter  how many  shares  your  clients  own.  We appreciate your attention to this important initiative. If you have questions or would like more details on the proxy proposals, please contact your relationship manager at 1-800-345-6488.

Thank you,

American Century Investments

You should  consider  the  funds'  investment  objectives,  risks,  charges  and expenses  carefully  before you invest.  The funds'  prospectuses,  which can be obtained by calling 1-800-345-6488, contain this and other information about the funds, and should be read carefully before investing.

                  FOR INSTITUTIONAL USE ONLY/NOT FOR PUBLIC USE

American Century Investments
P.O. Box 419385, Kansas City, MO  64141-6385
1-800-345-6488 or 816-531-5575

American Century Investment Services, Inc., Distributor
©2007 American Century Proprietary Holdings, Inc.
All rights reserved

IMPORTANT DISCLOSURE INFORMATION

THE  INFORMATION  INCLUDED HEREIN IS NOT AN OFFER TO SELL, NOR A SOLICITATION OF
AN OFFER TO BUY,  SHARES OF ANY  INVESTMENT  COMPANY.  AMERICAN  CENTURY  MUTUAL
FUNDS,  INC.,  AMERICAN  CENTURY  INVESTMENT  TRUST,  AMERICAN  CENTURY  CAPITAL
PORTFOLIOS,  INC.,  AMERICAN CENTURY  QUANTITATIVE  EQUITY FUNDS, INC., AMERICAN
CENTURY WORLD MUTUAL FUNDS, INC.,  AMERICAN CENTURY STRATEGIC ASSET ALLOCATIONS,
INC.,  AND  AMERICAN  CENTURY  MUNICIPAL  TRUST HAVE FILED A  PRELIMINARY  PROXY
STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS REGARDING  REORGANIZATIONS AND
RECLASSIFICATIONS  WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC").
INVESTORS  ARE URGED TO READ THE PROXY  STATEMENT/PROSPECTUS,  BECAUSE THEY WILL
CONTAIN IMPORTANT  INFORMATION ABOUT THE REORGANIZATIONS,  RECLASSIFICATIONS AND
RELATED MATTERS. YOU WILL BE ABLE TO OBTAIN THE PROXY  STATEMENT/PROSPECTUS  AND
OTHER RELATED  DOCUMENTS  FREE OF CHARGE AT THE SEC WEB SITE  (WWW.SEC.GOV).  IN
ADDITION, THE PROXY  STATEMENT/PROSPECTUS FILED WITH THE SEC BY AMERICAN CENTURY
IS AVAILABLE FREE OF CHARGE BY CALLING 1-877-256-6083.